Testing the Waters Materials Related to Series #GWTW

From the Rally App:

#GWTW

GONE WITH THE WIND (INSCRIBED 1ST PRINTING)

THIS INITIAL OFFERING IS COMING SOON!

GONE
WITH
the WIND
by MARGARET MITCHELL

CURRENT VALUE: $25,000

OFFERING FOR THIS ASSET IS NOT YET SCHEDULED. CHECK BACK SOON

DETAILS GALLERY LEGAL

ASSET SPECIFICATIONS

Title	Gone With the Wind
Author	Margaret Mitchell
Publisher	The Macmillan Company
Publication Date	May 1936
Condition	Near Fine
Edition	1st Edition, 1st Printing
Rarity	1 of 10,000 (1st Printing)
Inscription (Book)	Margaret Mitchell
Inscription (Letter)	Margaret Mitchell
Inscription (Letter)	Margaret Mitchell

DESCRIPTION OF SERIES 1936 GONE WITH THE WIND

Investment Overview

•Upon completion of the Series #GWTW Offering, Series #GWTW will purchase a 1936 First Edition Inscribed copy of Gone With the Wind by Margaret Mitchell for Series #GWTW (The “Series 1936 Gone With the Wind” or the “Underlying Asset” with respect to Series #GWTW, as applicable), the specifications of which are set forth below.

•Gone With the Wind is a Pulitzer Prize-winning 1936 novel written by Margaret Mitchell which tells the story of a “spoiled, manipulative daughter of a wealthy plantation owner” and her trials and tribulations against the backdrop of the Civil War.

•Gone With the Wind was adapted into a feature film in 1939 starring Clark Gable and Vivien Leigh. The film won eight Academy Awards, including Best Picture.

•The Underlying Asset is a 1936 First Edition Inscribed copy of Gone With the Wind by Margaret Mitchell.

Asset Description

Overview & Authentication

•Margaret Mitchell was born on November 8, 1900, in Atlanta, Georgia.

•Mitchell’s great-grandfather fought in the American Revolution and his son “took part” in the War of 1812. Her grandfather fought in the Civil War.

•Mitchell was a “fourth-generation Atlantan.”

•Mitchell worked as a journalist for the Atlanta Journal Sunday Magazine, writing 129 articles over the span of four years before a broken ankle led her to end her career as a journalist.

•According to PBS: “In 1926, to relieve the boredom of being cooped up with a broken ankle, Mitchell began to write Gone With the Wind. Setting up her Remington typewriter on an old sewing table, she completed the majority of the book in three years. She wrote the last chapter first and the other chapters in no particular order. Stuffing the chapters into manila envelopes, she eventually accumulated almost seventy chapters. When visitors appeared, she covered her work with a towel, keeping her novel a secret. There has been much speculation on whether the characters were based on real people, but Mitchell claimed they were her own creations.”

•An editor for the New York City-based publishing company Macmillan named Harold Latham met Mitchell in 1936 while searching for new manuscripts. According to PBS: Latham heard that Mitchell had been working on a manuscript and asked her if he could see it, but she denied having one. When a friend commented that Mitchell was not serious enough to write a novel, Mitchell gathered up many of the envelopes and took them to Latham at his hotel. He had to purchase a suitcase to carry them. He read part of the manuscript on the train to New Orleans, Louisiana, and sent it straight to New York. By July Macmillan had offered her a contract. She received a $500 advance and 10 percent of the royalties.”

•Over one million copies of the book were sold in the first six months, and according to the New York Times, the film adaptation was the top grossing film of all time for decades.

•In October 1991, the New York Times wrote: “On June 30, 1936, after months of prepublication ballyhoo, "Gone With the Wind" burst upon the world. The uproar, compounded by the success of the movie, released three years later, hasn't died down yet. GWTW was the most extraordinary popular-culture event of its time.”

•Mitchell died in 1949 at age 48 by “a reckless driver.”

•The Underlying Asset is accompanied by a signed letter of authenticity from Darren Sutherland, a New York-based rare book specialist.

Notable Features

•The Underlying Asset is a 1936 First Edition Inscribed copy of Gone With the Wind by Margaret Mitchell.

•The Underlying Asset is a First Printing of Gone With the Wind by Margaret Mitchell.

•The Underlying Asset features “Published May, 1936” on its copyright page without any other printings listed.

•The Underlying Asset remains in its first issue dust jacket and is inscribed by Margaret Mitchell in ink to the front free endpaper. The inscription reads: "For / Jewel Allen with sincere hopes / for a speedy and complete recovery - / Margaret Mitchell / Oct. 12, 1936 / Atlanta, Ga."

•The Underlying Asset includes a typed letter signed twice as Margaret Mitchell and Mrs. John R. Marsh (Mitchell’s married name). The letter is printed on Margaret Mitchell’s cream-colored stationary with “Margaret Mitchell" stamped in blue on top left.”

•The Underlying Asset includes a typed bibliography with an autograph note in ten lines, initialed M. M. M. The bibliography contains a “specially-selected bibliography of some of the Confederate history sources she used in researching her epic novel, appended with a handwritten note explaining how she had come to compile that very specific list.”

•Jewel Allen was a woman from Tennessee undergoing a bout of Tuberculosis. Although she never fully recovered, she lived another 37 years after the notes were written. She initially contacted Mitchell to express “how much she had enjoyed the book” and “tentatively inquired if she might send the book and have it signed. She made sure to mention that she was suffering from T.B., concerned that the author might have a fear of possible infection.” Mitchell received Allen’s letter during the time after the book’s publishing and subsequent popularity that led to Mitchell’s husband sending a telegram to Time Magazine writing: “Mrs. Marsh sick in bed as result of strain of becoming famous too suddenly."

Notable Defects

•The Underlying Asset has been described as being in “Near Fine” condition by Heritage Auctions.

•The Underlying Asset’s included typed letter has been described as being in “Near Fine” condition by Heritage Auctions.

•The Underlying Asset’s included typed bibliography has been described as being in “Near Fine” condition by Heritage Auctions.

Details

Series 1936 Gone With the Wind
Title	Gone With the Wind
Author	Margaret Mitchell
Publisher	The Macmillan Company
Publication Date	May 1936
Book Condition	Near Fine
Edition	First Edition, First Printing
Inscription	Margaret Mitchell

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1936 Gone With the Wind going forward.

#GWTW | $25K

COMPARABLE ASSET VALUE

ASSET VALUE	TRANSACTIONS
+42757.1%	12

WITH
the WIND
by MARGARET MITCHELL

#GWTW | *Visuals*

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